                        ICF Kaiser International, Inc.
                               9300 Lee Highway
                            Fairfax, VA 22031-1207

                                 June 23, 1997

Via EDGAR, Telecopy, and U.S. Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Evan Calio
            (202-942-2832)
            (Fax-942-9528)

     Re:    ICF Kaiser International, Inc. (1-12248)
            Post-effective Amendment No. 1 on Form S-3 filed April 21, 1997 to Registration Statement on Form S-1 (No. 333-16937)
                   (declared effective December 5, 1996)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, we hereby request that the above-referenced Post-effective Amendment No. 1 be withdrawn. We have been informed by Mr. Calio that ICF Kaiser International, Inc. is not eligible to use Form S-3 for the above-referenced Post-effective Amendment No. 1 at this time. Such withdrawal is consistent with the public interest and the protection of investors for the following reason.

     Mr. Calio explained to us that in August 1997 ICF Kaiser International, Inc. will be eligible to use Form S-3 in connection with its required 10(a)(3) update filing to the above-referenced Registration Statement. ICF Kaiser International, Inc. intends to file Post-effective Amendment No. 2 on Form S-3 in August 1997 to accomplish the required 10(a)(3) filing.

     Please advise Cynthia L. Hathaway, our inside counsel, at 703-934-3103 of your decision concerning this application. Thank you for your prompt assistance in this matter.

                              Sincerely,

                              ICF KAISER INTERNATIONAL, INC.


                              By:  /s/ Michael K. Goldman
                                   ----------------------------------
                                   Executive Vice President,
                                   Chief Administrative Officer,
                                   and Acting Chief Financial Officer